As filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-126338

SUBJECT TO COMPLETION

PROSPECTUS

195,692
Shares
Common Stock

     The selling stockholders named in this prospectus are offering to sell up to an aggregate of 195,692 shares of our common stock as follows:

43,243	Shares issued to various vendors and consultants in payment of outstanding trade payables and service fees in the aggregate amount of approximately $75,325.

127,449	Shares issued to a nominee of certain partners of our legal counsel in part payment of accrued liabilities for legal services in the amount of $95,587.

25,000
Shares issued to a nominee of certain partners of our legal counsel as payment of a bonus of $32,000 in connection with the April 2004 $1.5 million convertible debt private placement with Laurus Partners.

     We will not receive any of the proceeds from the sale of these shares. The shares are being registered for resale by the selling stockholders.

     Shares of our common stock are traded on the Nasdaq Small Cap Market under the symbol “ADST”. On October 19, 2005, the closing price was $3.19 per share.

     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on Page 5, for the factors you should consider before buying shares of our common stock.

The date of this prospectus is October 19, 2005

     You may rely only on the information contained in this prospectus, including the documents incorporated in this prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate after the date appearing on the cover.

FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on current expectations, assumptions, estimates and projections about us and the industry in which we operate. We use words such as plan, believes, expects, future, intends and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ADSTAR

     AdStar, Inc., a Delaware corporation (“AdStar”) provides technology services within the classified advertising industry. Our proprietary software is an integrated suite of applications that electronically connects publishers with the source of their advertising revenue. Our software applications allow professional advertising agencies businesses and individuals to electronically send ads to newspapers. This gives newspapers the ability to electronically receive classified advertising insertions directly into their sophisticated publishing systems. Our solutions are available in an application service provider (“ASP”) model whereby we contract with publishers to design, implement, host, and manage the on-line ad-taking capabilities of their Web sites. We provide all the technical and application expertise, customer support, and security measures that the publisher needs to install our application modules and begin to generate revenue in a short time frame. Our software solutions afford newspapers the ability to increase revenue and are the application of choice for advertisers, because it affords them the ability to effortlessly and quickly compose and format classified ads, price them, schedule them, and electronically send them into the publishing system at multiple newspapers.

Overview

     The new AdStar e-business application suite is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. This new application suite was developed in conjunction with our existing customers, and in response to their need for a software solution supporting both business-to-business (B-to-B) operations and business-to-customer (B-to-C) operations. These software solutions enable our customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. Our ASP product provides our customers an opportunity to generate incremental revenue from their on-line business while increasing the number of visitors to their Web site. Our software allows newspapers to turn their on-line presence into an e-commerce-enabled, revenue generating Web site.

The AdStar Software Solution

     The new AdStar e-business application suite is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. This new application suite was developed in conjunction with our existing customers, and in response to their need for a software solution supporting both business-to-business (B-to-B) operations and business-to-customer (B-to-C) operations. These software solutions enable our customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. Our ASP product provides our customers an opportunity to generate incremental revenue from their on-line business while increasing the number of visitors to their Web site. Our software allows newspapers to turn their on-line presence into an e-commerce-enabled, revenue generating Web site.

     Our new e-business application suite includes four main products that can be purchased separately or as a fully integrated software solution:

•	Professional software – This technology is designed for use by the professional marketplace. Specifically, the applications accept transmissions from classified advertising agencies and large corporations using advanced Web-based technology. The software includes sophisticated pricing algorithms to provide for maximum flexibility and intricate design resources to provide unlimited creative capabilities.

•	ASP Web site technology – This technology is a publisher-specific ad-taking Web site service designed to enhance a publication’s Web site by allowing the general public to execute transactions to purchase classified advertising. Specifically, it is an integrated application suite that offers visitors to a newspaper’s Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. This product allows a publication to completely outsource the classified ad-taking power of their Web site whereby the publication receives incremental revenue at a very low incremental cost. We handle all functions associated with this revenue source. We furnish and host the application suite, run the technology, monitor the transactions throughout the session, handle the payment authorization and settlement process, electronically deliver the ad text to the newspaper, and provide customer service support to the newspaper’s customers. We provide all the technical and application expertise, customer support, and security measures that the publication needs to get an application up and running in a short time. Typically, we are able to process many more ads and do so much more quickly and affordably than the publisher could do internally. In addition, this software solution provides tools to evaluate performance, provide additional customer care, and increase future revenue opportunities. We provide the means to deliver highly personalized email communications to existing customers for the purpose of creating additional revenues and creating a profitable, long-term relationship

•	XML Gateway (Application Programming Interface) - This technology allows third parties, internal newspaper applications, and niche Web publishers to facilitate the processing of classified advertising. Use of AdStar’s infrastructure and incorporating Web based ad taking for print, or for print in combination with an online ad, into their applications.

•	Credit Card Processing - With the acquisition of Edgil Associates in October of 2003, we have added the ability to offer to newspapers credit card processing for use in phone rooms accepting classified ads, subscription departments or for any other transaction that requires a credit card. Edgil offers system integration services, installation support, training and customer service. Edgil’s proprietary “EdgCapture” payment processing software processes over 12,000,000 million newspaper advertising and circulation transactions annually for Tribune Company, Gannett Company, Inc., Knight-Ridder, Inc., Copley Press, Inc., the New York Times, Advance Publications, Inc., Cox Enterprises, Inc., and Village Voice Media, Inc. as well as many independent daily and specialty publications. Edgil’s product strategy focuses on providing newspapers with the financial benefits afforded by reduced labor costs and lower credit card processing discount rates. Edgil’s experience with integration services has given the “EdgCapture” product line the technical differentiation to meet the specific credit card processing requirements of the publishing industry.

     These software products allow transactions to be executed in a secure infrastructure. Our application suite is designed to be quickly integrated into our customer’s existing publishing software and readily expands as our customer’s needs and businesses grow. Our Web products use a single platform to connect and integrate transmissions between multiple browsers and multiple technology standards. In continually ensuring that our AdStar software solution works with all available technology standards, we solve the problems created for our customers because advertisers create and deliver content using ever changing technology with multiple standards, multiple browsers and evolving network infrastructures. By bridging disparate technologies in a way that seamlessly allows for communication and transmission of advertising copy, we alleviate this obstacle for our customers, freeing them to focus on their business.

     Our Web-based classified lines of business generate fees to customize the AdStar software solution to the technical specifications for each publication. In addition, we charge ongoing monthly fees to manage the ad-taking process, provide technical support, supply a customer service phone room, and manage the entire e-commerce function. The monthly fees include a small hosting fee plus a fee based on transaction volumes and are structured in such a way that we are, in essence, partnering with our customers. Therefore, when our customer’s revenue increases, our revenue will also increase. With this structure, we are able to offer superior service in a manner that is cost effective for publishers of all sizes.

     Edgil’s credit card processing application currently operates in a license mode with installation fees and ongoing license and support fees. We plan to develop a transaction model for credit card processing hosted on AdStar’s infrastructure t be made available to both existing and new accounts.

Background

     We began developing the professional software application in 1986, and today have grown to become the preeminent software solution providing large newspapers with the ability to electronically receive classified advertising from advertising agencies and large corporations. Our professional software application has seen numerous technological enhancements over the years, and is still in place at the majority of installations. This technology enables newspapers to reduce the amount of manual effort required to publish an ad and eliminates newspaper typographical errors. Our software allows newspapers to process more ads accurately while under tight time constraints to meet deadlines and thus realize greater revenue. Our remote entry version of this software is currently in use at more than 25 large metropolitan newspapers linked to more than 1,500 advertising agencies and numerous large corporations. Our customers include such highly respected publications as the Los Angeles Times, the Chicago Tribune, The Atlanta Journal-Constitution, and The Miami Herald.

     During 1999 and 2000, we designed, engineered, and marketed Advertise123.com, a one-stop marketplace on the Web for advertisers to buy classified ads. By accessing our Web site, we enable advertisers to plan, schedule, compose, and purchase classified advertising from a large number of print and on-line publishers using one simple interface. Our service permitted both advertising agencies and consumers, including the general public, to create and submit to one or many publications any number of classified ads, 24 hours a day, seven days a week, using any standard Web browser.

     This one-stop marketplace was not especially successful from a business point of view. The marketing costs associated with its promotion were not justified by the resulting ad volumes. However, the underlying technology platform and infrastructure that we built enabled us to create a new e-commerce opportunity for AdStar. We began marketing the technology, in a hosted environment, directly to newspaper publishers on a private label basis. This enabled newspapers to sell print classified ad placement on the web. As the web sites of newspapers continued to evolve, AdStar’s infrastructure continued to be perfected, and today is a platform offering capabilities leading to increased revenue opportunities for our customers.

     In addition to selling classified ads for their print editions, newspaper publishers host their own web sites and are selling classified ads that are published on those sites. They compete with the many online only (non-newspaper) websites that sell and publish classified advertising on the web. AdStar’s platform enables newspaper publishers to compete very effectively with those non-newspaper publishers by offering a print ad upsell to purchasers of online ads and an online upsell to purchasers of print ads. Referred to as reverse publishing, this capability offers the advertiser maximum coverage, both online and in the newspaper. It also provides the publisher incremental revenue. This offering is critical to the overall success of classifieds. Newspapers can compete more effectively with online only websites by offering the power of print as well as online.

     In addition to offering the sale of print ad classifieds, online classifieds and the print ad upsell to online classifieds, AdStar’s platform allows for the addition of other functionality. As auction capabilities, photos, text messaging and the like become more mainstream, we can easily accommodate the newspapers desire to incorporate them into a robust offering for classifieds.

Marketing

     In 2004 we concentrated on communicating with our customers and prospects on a regular basis through a monthly newsletter keeping them apprised as to what has been happening with e-commerce and classifieds. Whether a new technology, real time payment processing or simply reporting on success stories, it gave newspapers access to what was happening.

     In addition, we focused on reverse publishing capabilities with special projects for both the Washington Post and the Atlanta Journal-Constitution. These applications, while specific to those papers, are built upon our generic technology platform. This allows us to easily build similar capabilities for other publishers.

     Attending local, regional and national trade shows during the course of the year kept us abreast of the needs of the newspapers industry and also offered us a platform to market our services.

     We continue to work with Bonafide Classifieds, the online arm of the Newspaper Association of America (NAA) to help educate and enable their members to offer web-based ad taking.

     Our goal is to continue to grow transactions with our current customers and enable more newspapers to get started. There are still many papers who do not offer real time processing for classifieds.

     Efforts will take place at the individual paper level and corporate level where appropriate.

AdStar Business Strategy

     In 2004 we focused our e-commerce development efforts to support the industry’s move to reverse publishing: online ads get upsold to print, print ads get upsold to online. The primary reason for the industry’s focus in this area is incremental revenue.

     In addition we positioned our e- commerce platform comprised of our complete infrastructure as a solution for publishers in integrating the many and varied e-commerce opportunities coming their way.

     As part of this transformation we developed new ASP services supporting high volume transactions. The XML Gateway (Application Programming Interface) continued to attract large users of classifieds as well as an acquisition, in late October 2003, of Edgil Associates, Inc. Edgil, through its

“EdgCapture” product line offers credit card processing for the newspaper industry. This service enables phone rooms and subscription departments to accept credit card transactions fully integrated into publishers various systems. In 2002 Edgil processed approximately 12 million transactions for its customers. While currently operating as a license model we are developing a hosted solution for publishers that would operate on a transaction model with a monthly fee and per transaction fee.

     Our goal is to become the primary resource for e-commerce to the newspaper industry, providing applications for classified ad taking, credit card processing, online subscriptions and any and all enhancements that can be offered on-line or at the newspapers’ facilities.

     To maintain the momentum we created in 2003, we will continue to aggressively pursue the following:

•	cross selling papers on Web-based ad-taking and credit card processing;

•	pursuing third parties who can provide ad-taking capability to their customers by using our XML Gateway;

•	expanding services to our existing account base with additional AdStar products; and

•	acquiring technologies that offer enhancements to ad-taking such as text messaging, sound, auction functions, order fulfillment and virtual tours where we receive fees when advertisers access these services through our transaction engine.

RISK FACTORS

     The shares of AdStar common stock offered by the selling stockholders are speculative and involve a high degree of risk and should only be purchased by persons who can afford to lose their entire investment. Prospective purchasers should carefully consider, among other things, the following risk factors concerning the business of AdStar and this offering prior to making an investment decision.

     The following factors may affect the growth and profitability of AdStar and should be considered by any prospective purchaser of AdStar’s common stock:

Our Ability To Sustain Our Operations And Ultimately Attain Profitability Could Be Adversely Affected If We Are Not Able To Generate New Significant ASP Revenues.

     It is uncertain as to whether we can transform our business to one generating new significant revenues from our ASP services. The uncertainty includes risks as to whether we will be able to:

•	attract a sufficient number of publishers for our new publisher specific ASP ad-taking services to permit profitable operations;

•	develop profitable pricing models for our volume related fees;

•	respond effectively to competitive pressures; and

•	attract, retain and motivate qualified personnel.

     Our failure to address these risks successfully could adversely affect our ability to sustain our operations and ultimately attain profitability.

Our Unproven On-Line Business Model May Not Generate Expected Revenues.

     Because we have limited Internet experience, we cannot accurately forecast the source, magnitude or timing of our future revenues. Current expectations are that we will generate revenue from:

•	hosting and transaction fees for ads processed through our ASP product,

•	installation fees from publishers installing our new publisher specific ad-taking Web site services;

•	fees from publishers to process classified advertising utilizing our professional software product.

     Our expectations with respect to future revenues are principally based on our ability to attract advertisers and publications. In particular, our assumption that we will not encounter any significant resistance by publishers to accepting Web-based ads may be wrong. Publishers might view transactions in which we charge a transaction fee as reducing the amounts they would receive if they obtained the ads directly. Conversely, advertisers may be reluctant to pay a mark-up to published classified advertising rates. If because of these factors, the revenues are not generated in the amounts and within the time periods necessary to sustain our operations, the prospects for our ASP, on-line business will be seriously compromised.

We Have A History Of Losses And Until We Are Able To Significantly Increase ASP Revenues We Expect Continued Losses.

     We have incurred significant recurring net losses, and have used substantial funds in our operations. For the years ended December 31, 2003 and 2004 we had net losses of $2,842,000 and $3,648,000, respectively. Our 2003 and 2004 net losses were principally attributable to our continued shift of focus from an on-line business to an ASP business however, our 2004 net loss includes a $1,203,000 one-time loss from abandoned acquisitions. For the quarterly period ended on March 31, 2005, we had a net loss of $212,000 and had incurred a cash outflow from operations of $145,000. We expect to continue to incur losses until we are able to increase our revenues significantly from fees based on the number of ad purchases transacted through our ASP product. Our operating expenses have been reduced to remain appropriate in connection with our curtailed activities. Our future profitability will depend on our ability to increase our transaction and service revenues while controlling or reducing our costs. We may not be able to achieve profitability. Although there can be no assurance, we believe that expected cash flow from operations, including cost cutting measures such as a curtailment of our acquisition strategy and development projects, a reduction in personnel and other costs during the fourth quarter of 2004 and an additional $597,000 raised through the exercise of warrants in January 2005, will be sufficient to meet our anticipated working capital needs through March 31, 2006. In addition we will continue to seek additional financings.

The Growth Of Our Historical AdStar Business Is Limited And May Not Be Able To Sustain Our Operations On Its Own.

     Our historical AdStar remote ad entry business is limited both in current size and growth potential due principally to the installation, training and on-going support costs at advertiser sites and the requirement that advertisers separately dial-up each publication in which they intend to buy an ad. Our ability to achieve sufficient revenues to justify the expectations of our investors is dependent on the success of our professional software product which we believe eliminates these barriers. Our belief that we can successfully expand our business by migrating to an Internet delivery system and providing publisher specific site design, customization, implementation and management services may not be correct.

We May Be Unable To Obtain The Additional Capital Required To Grow Our Business Which Would Have An Adverse Effect On The Successful Implementation Of Our Planned Business Expansion.

     Our ability to grow depends significantly on our ability to attract publishers to sign-up for AdStar’s suite of products, which means having an adequate sales and marketing budget and adequate funds to continue to enhance our Web sites and ad-taking technology. If the actual cost of attracting publishers, and enhancing our Web sites and ad-taking technology are higher than projected or the revenues from our operations fall below our current expectations, we may need additional financing in the near future. In either event, if our revenues are insufficient to provide the necessary cash flow for ongoing operations, we will need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies. We may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have an adverse effect on the successful implementation of our planned business expansion.

March 31, 2005 and December 31, 2004 We Had Negative Working Capital Which May Restrict The Rate Of Our Revenue Growth.

     At March 31, 2005 we had negative working capital of $1,056,000 compared to $1,535,000 at December 31, 2004. The negative working capital is primarily a result of our loss from operations in 2004, including a loss of $1,203,000 with respect to an abandoned acquisition cost. We use working capital to increase our sales and marketing efforts, to develop new or enhance existing products and services, to respond to competitive pressures and to fund potential acquisitions and expansion. We believe that our cash on hand of $1,372,000 at March 31, 2005, the increase in the cash flows that we are currently generating, which we expect will continue, from operations through the implementation of cost cutting measures, including a reduction in staff during the fourth quarter 2004, pay cuts effective January 1, 2005, the curtailment of our acquisition strategy and development projects, other cost saving measures, a reduction in cash outlays for previously accrued losses on abandoned acquisitions commencing in July 2004 and completed in November 2004, the additional $597,000 raised through the exercise of warrants on January 5, 2005 and an expected increase in revenues will generate sufficient capital to meet our working capital needs through March 31, 2006.

     We currently have no additional borrowings available to us under any credit arrangement, and we are continuing to look for additional financing. Adequate funds may not be available or may not be available on terms favorable to us. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial position, results of operations and cash flows.

We Are Vulnerable To Breakdowns In Service, Which Could Cause Our Customers And Prospective Customers To Lose Faith In Our Ability To Service Their Needs.

     As a business delivering certain services via the Internet, we are vulnerable to breakdowns and interruptions in Internet transmission which could disrupt our ability to provide continued and sustained support to advertisers and publishers. We have not yet suffered any serious breakdowns in service. If because of interruptions our customers and prospective customers lose faith in our ability to service their needs, they may choose more traditional means for placing their classified ads, may turn to our competition, or may choose to no longer outsource their Web-based ad-taking functions and instead perform the services in-house. If this were to occur, we would not be successful in building an on-line business. In March 2003 we entered into an arrangement with Tribune Company to build out a fully functional back-up site at their AT&T co-location in Redwood City, California. The site was tested during 2004 and has been deemed to be fully operational.

Our Ability To Compete Effectively And Operate Profitably Cannot Be Assured Because Our ASP Business Competes With Established Methods For Ad-Taking.

     Our classified ad-taking processes compete with phone rooms and other established methods for ad taking at newspapers. We are unaware of any major company that provides a centralized publisher specific ad-taking Web site services for the selection, transaction and processing of classified ads or to multiple print and on-line publication technology though many newspapers have established ad-taking capabilities on their own Web sites. Those publishers that accept and process ads by traditional means like telephone, facsimile transmission and printed copy submissions are potential competitors. Our ability to compete successfully will depend on the perceived convenience of our services, ease of use and the amount of fees we charge. In addition, companies not now in the business of providing on-line remote ad entry but possessing more capital resources than we do may seek to develop their own technology and enter into the business of offering a similar broad based, centralized on-line classified ad placement services to ours. Some of these companies could have longer operating histories, greater name recognition, larger customer bases and significantly greater technical and marketing resources than we have. As a result, they may be able to respond more quickly than we can to new or emerging technologies and can devote greater resources than we can to development, promotion and sale of their services. Faced with this type of competition, our ability to compete effectively and operate profitably cannot be assured.

Our Limited Experience May Affect Our Ability To Deal Effectively With Technological Change Which Could Materially and Adversely Affect Our Business.

     Our on-line business is characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	frequent new product and service announcements;

•	introductions and enhancements; and

•	changing customer demands.

     These market characteristics are heightened by the emerging nature of the Internet, Internet advertising, Internet transactional activity, and in particular by our limited experience and short operating history in this market. For these reasons, our future success depends on:

•	our ability to adapt the rapidly changing technologies to the needs of our advertising and publishing clients; and

•	our ability to continually improve the performance, features and reliability of our on-line services.

     Furthermore, we do not know if we will have the experience and talent to overcome technical difficulties that may arise from time to time that could delay or prevent the successful design, development, testing, introduction or marketing of software solutions, or that any new software solutions or enhancements to existing software applications will adequately meet the requirements of our current and prospective customers and achieve any degree of significant market acceptance. If we are unable, for technological or any other reasons, to develop and introduce new software solutions or enhancements to existing software solutions in a timely manner or in response to changing market conditions or customer requirements, or if our software solutions or enhancements contain errors or do not achieve a significant degree of market acceptance, our financial position, results of operations and cash flows could be materially and adversely affected.

We May Be Unable To Manage Our Growth.

     Our business plan contemplates a sizable increase in the advertisers and publishers using our on-line services. In the event we need to increase the number of our employees beyond current levels, the recruitment, training and integration of these persons into our operations will place a significant strain on our managerial, operational and financial resources. We cannot guarantee that we will be able to manage effectively the expansion of our operations, or that our personnel, systems, procedures and controls will be adequate to meet our anticipated future operations. If this were to occur, it would materially and adversely affect our business and prospects.

We May Not Be Able To Retain Key Existing Employees Or Attract The Additional Employees Essential To The Success Of Our Business.

     Our performance is substantially dependent on the performance of our management and key technical personnel and on our ability to retain and/or attract the new Internet-oriented employees required in the implementation of our business plan. The competition for Internet-oriented people of the type we will be seeking is intense and we may be hard pressed to find the personnel needed as fast as we need them. If we are unable to retain our key existing employees or to attract, hire and assimilate the qualified employees we will be seeking, the growth of our on-line business will be arrested and we will not be able to meet the projected revenue increases within the time period contemplated in our business plan, if at all.

Our Business Could Be Adversely Affected If The Services Of Either Our Chief Executive Officer Or Chief Technology Officer Become Unavailable To Us.

     We are dependent on the continuing efforts of our President and Chief Executive Officer, Leslie Bernhard, and our Executive Vice President and Chief Technology Officer, Eli Rousso. Our business may be adversely affected if the services of either officer become unavailable to us. While we have obtained a key-man life insurance policy on the lives of both Leslie Bernhard and Eli Rousso in the amount of $850,000 each, this amount may not be sufficient to offset the loss of their services.

We Are Vulnerable To Potential Lawsuits Regarding Ad Content Or System Failure.

     Because we facilitate the placement of advertisements in print and on-line publications, potential claims may be asserted against us for negligence, defamation or personal injury, or for reasons based on other theories, due to the nature of the content of these advertisements. Our technology does not contemplate our reviewing classified advertisement content processed on our Web sites for libelous or other statements that might give rise to possible liability. This role has been fulfilled historically by each publication and we expect the publications will continue to monitor their ads. Although we carry general and professional liability insurance, our coverage may not cover potential claims or may not be adequate to indemnify us fully. Any imposition of liability or legal defense expenses that are not covered by insurance or that are in excess of our insurance coverage could place a strain on our available cash resources, could seriously jeopardize the success of our business plan and could materially and adversely affect our financial position, results of operations and cash flows.

Our On-Line Businesses Have A Limited History And May Not Be Successful.

     We did not begin to offer our technology over the Internet until June 1999 and offered only a limited number of publications from which to purchase classified advertising until March 2000. Moreover, we know of no other major company that accepts classified ads on-line for publication both on-line and in print. Accordingly, we cannot guarantee that we will be able to generate the public interest necessary to sustain our business model.

We May Not Be Able To Protect Our Proprietary Rights.

     We believe that our future success will depend, in part, on our ability to develop and enforce proprietary rights with respect to our systems and services including domain names, trademarks, trade names, service marks and copyrights. This is particularly true with respect to our Web-based service technology. We do not currently own any patents or patent applications on our technology and we have no assurance that our rights to that technology are patentable or otherwise protectable. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours regardless of whether or not we obtain patent protection.

     Despite our existing trademark rights in the marks AD-STAR, ADSTAR, and Advertise123.com, the marks remain susceptible to trademark infringement due to the frequent illicit use and piracy of trademarks by “cybersquatters” on the Internet. Although we own the domain names Advertise123.com and ADSTAR.com, there remains the risk that third parties will seek to register our marks AD-STAR and Advertise123 in the other “top level” domains, e.g., .org, .net, and .gov, or that they will register close copies of our marks. Furthermore, we cannot guarantee that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. If for any of the above reasons we are deprived of any proprietary rights to our technology or trade style, our prospects for success may be seriously and adversely affected.

If Others Develop Alternate Technologies, Or Use Our Technology Without Our Authorization, Our Business, Results Of Operation And Financial Position Could Be Materially And Adversely Affected.

     We do not currently own any patents or patent applications on our technology and we have no assurance that it will not be used by others without our authorization. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours whether or not we obtain patent protection. If others develop alternate technologies or use our technology without our authorization, our results of operations and financial position could be materially and adversely affected.

Natural Disasters Which Disrupt Our Services Could Have An Adverse Effect On Our Business, Results Of Operations And Financial Condition.

     Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access is located in the Los Angeles, California area. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our network hub, or a third-party network provider point of presence could cause interruptions in the services that we provide. If disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain back-up Internet services or facilities or other back-up computing and telecommunications facilities. Extensive or multiple interruptions in providing users with Internet access is a reason for users to decide to stop using access services. Accordingly, any disruption of access services in general, or our service specifically, due to systems failure could have an adverse effect on our business, results of operations and financial condition. Furthermore, we do not currently have any business disruption insurance.

Our Corporate Documents May Limit Rights Of Stockholders.

     Our Board of Directors has the authority to issue up to an additional 1,556,543 shares of Preferred Stock without any further vote or action by our stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of these shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights accompanying shares of our Common Stock, the rights of the holders of shares of Common Stock will be subject to, and may be adversely affected by, the superior rights of the holders of Preferred Stock. The issuance of Preferred Stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock. Furthermore, certain provisions of our Certificate of Incorporation, and certain provisions of our Bylaws and of Delaware law, could have the effect of delaying or preventing a change in control of the corporation which the stockholders may deem to be in the best interests of AdStar.

If Our Shares Of Common Stock Are Removed Or Delisted From The Nasdaq Small Cap Market, The Ability Of Stockholders To Sell Our Common Stock And Warrants In The Secondary Market Could Be Restricted.

     The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on The Nasdaq Stock Market. If our shares of Common Stock are removed or delisted from The Nasdaq Small Cap Market, the security may become subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the “penny stock” rules, in the event our securities are delisted from The Nasdaq Small Cap Market, may restrict the ability of stockholders to sell our Common Stock and warrants in the secondary market.

If We Are Unable To Satisfy Nasdaq’s Maintenance Requirements, Our Common Stock May Be Delisted From Nasdaq Which Could Impair The Liquidity And The Value Of Our Common Stock.

     While the shares of Common Stock met current Nasdaq listing requirements when initially listed and are currently included on Nasdaq, there can be no assurance that we will meet the criteria for continued listing. Continued listing on Nasdaq generally requires that (i) we maintain at least $2,500,000 in stockholders equity, or $35,000,000 in market capitalization, or $500,000 in net income for either the last fiscal year, or two out of the last three fiscal years, (ii) the minimum bid price of the Common Stock be $1.00 per share, (iii) there be at least 500,000 shares in the public float valued at $1,000,000 or more, (iv) the Common Stock have at least two active market makers, and (v) the Common Stock be held by at least 300 holders. In February 2005, we received a letter from Nasdaq putting us on notice that the bid price of our Common Stock had fallen below their $1.00 per share minimum. Currently, our Common Stock is trading below $1.00. Pursuant to applicable Nasdaq rules, we have been provided a 180 day grace period until August 17, 2005 to regain compliance by having the bid price of our Common Stock close at $1.00 per share or more for a minimum of 10 consecutive business days. If we are unable to satisfy Nasdaq’s maintenance requirements, our securities may be delisted from The Nasdaq Small Cap Market. In that event, trading, if any, in the Common Stock and warrants would be conducted in the over-the-counter market in the so-called “pink sheets” or the NASD’s “OTC Bulletin Board.” Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of AdStar, and lower prices for our securities than might otherwise be obtained.

USE OF PROCEEDS

     All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

SELLING SECURITY HOLDERS

     The table below presents information as to the ownership of our common stock by the selling stockholders as of June 15, 2005. On June 15, 2005, 15,287,177 shares of our common stock were outstanding. Unless otherwise indicated, it is assumed that each selling stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the selling stockholder, including those issuable upon exercise of the warrants. In addition, unless otherwise indicated, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

     A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this prospectus upon the exercise of options and warrants or conversion of convertible securities. Each selling stockholder’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

Shares to
	Shares		Shares	be	Percentage of
	Owned		that	Owned	Common Stock
	Before the		May Be	After the	Owned After
Selling Stockholder	Offering		Sold	Offering	The Offering
Marina Co. c/o Morse, Zelnick, Rose & Lander 405 Park Avenue New York, NY 10022-4405	152,449	(1)	152,449	0	0

				Shares to
	Shares		Shares	be	Percentage of
	Owned		that	Owned	Common Stock
	Before the		May Be	After the	Owned After
Selling Stockholder	Offering		Sold	Offering	The Offering
Loki Group, Ltd. 8619 Alpine Valley Road Spring Grove, IL 60081	46,715	(2)	26,741	19,974	*

Halliburton Investor Relations, LLC 14651 Dallas Parkway #800 Dallas, TX 75254	10,000	(3)	10,000	0	0

David Frenkel 42 Spruce Street Manchester, MA 01890	921		921	0	0

Classified Intelligence 402 Spring Valley Road Altamonte Springs, FL 32714	7,218	(4)	5,581	1,637	*

•	Less than 1%

(1)	Marina Co. is a New York General Partnership whose general partners are some of the limited liability partners of Morse, Zelnick, Rose & Lander, LLP, our legal counsel. Marina Co. is used by its participating partners as a repository for shares of AdStar, Inc. and other corporations that they own. Investment making authority for Marina Co. is vested in Howard Morse, Esq., Kenneth Rose, Esq. and Stephen Zelnick, Esq., partners of Morse, Zelnick, Rose & Lander, LLP. Stephen Zelnick was a director of AdStar from 2002 to 2004. Stephen A. Zelnick is the beneficial owner of 125,000 shares of our common stock, including 75,000 shares underlying options, exercisable within 60 days of the date of this prospectus, 25,000 of which are exercisable at $0.60 per share and 50,000 of which are exercisable at $1.07 per share.

(2)	Loki Group, Ltd’s beneficial ownership of our common stock includes 19,974 shares all of which are re-salable pursuant to Rule 144 or 144(k) under the Securities Act. The corporation’s investment making authority is vested with Dave M. Rose, President, with an address at 8619 Alpine Valley Road Spring Grove, Illinois 60081.

(3)	Investment making authority for Halliburton Investor Relations, LLC is vested in Alan Halliburton, President.

(4)	Investment making authority for Classified Intelligence is vested in Peter M. Zollman, its Founding Principal.

PLAN OF DISTRIBUTION

     Sales of the shares of our common stock covered by this prospectus may be effected from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the selling stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders may effect transactions by selling their shares directly to purchasers or through broker-dealers, who may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of the shares might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against a number of liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer who participates in transactions involving sales of the securities against the liabilities, including liabilities arising under the Securities Act. As used herein, “selling stockholders” includes affiliates, nominees, distributees, donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of such Rule.

     We have agreed to keep the registration statement, of which this prospectus is a part, effective until all the shares covered by this prospectus are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.

     In order to comply with the applicable state securities laws, the shares covered by this prospectus will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in a number of states the shares may not be offered or sold unless they have been registered or qualified for sale in such states, or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person’s completion of participation in a distribution, including stabilization activities in the common stock to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 thereof, all of which may affect the marketability of the shares covered by this prospectus.

     We will pay all of the expenses relating to the registration of the shares covered by this prospectus except for selling commissions. These expenses are estimated at approximately $20,100.

LEGAL MATTERS

     Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, New York 10022 delivered an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Delaware law. Members of Morse, Zelnick, Rose & Lander, LLP own, in the aggregate, 202,449 shares of our common stock, of which 152,449 are held by its nominee, Marina Co.; and options and warrants to purchase 75,000 shares of our common stock, all of which are currently exercisable.

EXPERTS

     The financial statements of AdStar, Inc. and subsidiary for the years ended December 31, 2004 and 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2004 have been so incorporated in reliance on the report of BDO Seidman, LLP, Independent Registered Public Accounting Firm, given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that statute, have filed various reports and other information with the Securities and Exchange Commission. You may inspect these reports and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get copies of these reports and other information from these offices upon payment of the required fees. These reports and other information can also be accessed from the website maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

     We filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which forms a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits. Statements contained in this prospectus regarding the contents of any document are not necessarily complete and are qualified in their entirety by that reference. You should refer to the actual document as filed with the Securities and Exchange Commission. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

REPORTS TO SECURITY HOLDERS

     We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-QSB and 10-KSB with the Securities and Exchange Commission.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:

(1)	Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2004;

(2)	Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005

(3)	Current Reports on Form 8-K filed on January 7, 2005, February 1, 2005, February 25, 2005, April 4, 2005, April 13, 2005, April 29, 2005, May 3, 2005, May 17, 2005, May 19, 2005, July 13, 2005, August 2, 2005, August 18, 2005 and September 23, 2005;

(4)	The description of AdStar’s Common Stock, contained in its Registration Statement on Form 8-A, filed on December 15, 1999, registering such shares pursuant to Section 12 of the Exchange Act, including any amendment or report updating such information; and

     (5) Each document filed after the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this prospectus by reference and is to be treated as part of this prospectus from the date it was filed. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference is modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated in this prospectus by reference modifies or supersedes such statement.

     Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to AdStar, Inc., 4553 Glencoe Avenue, Suite #300, Marina del Rey, California 90292, (310) 577-8255 Attention: Leslie Bernhard, President and Chief Executive Officer.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES OF OUR COMMON STOCK COVERED BY THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN

OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION LIMITING THE RIGHTS TO RECOVER MONETARY RELIEF AGAINST OUR DIRECTORS FOR A BREACH OF THEIR FIDUCIARY DUTY OF CARE

Limitation of Director Liability; Indemnification

     As authorized by the Delaware General Corporation Law, our Certificate of Incorporation provides that none of our directors shall be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, except for:

•	for breach of his or her duty of loyalty to us or to our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), or

•	for any transaction from which he or she derived an improper personal benefit.

     This provision limits our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any stockholder to seek injunctive relief or rescission if a director breaches his duty of care.

     Our certificate of incorporation further provides for the indemnification of any and all persons who serve as our director, officer, employee or agent, to the fullest extent permitted under the Delaware General Corporation Law.

     We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against our directors and officers by reason of any acts or omissions covered under this policy in their capacities as directors or officers, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

     You may rely only on the information contained in this prospectus, including the documents incorporated in this prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate after the date appearing on the cover.

195,692 Shares
Common Stock

ADSTAR, INC.

PROSPECTUS

October 19, 2005